SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 1

                            (Name of Subject Company)

                    Winthrop Partners 79 Limited Partnership

                       A Massachusetts limited partnership

                              at $410 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800


                            Calculation of Filing Fee

================================================================================
         Transaction Valuation*                   Amount of Filing Fee
              $820,000                                    $164
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*        For purposes of calculating the filing fee only. This calculation assumes the purchase of 2,000 Units at a purchase price of $410 per Unit in the Partnership.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         -----------------------------------------------------------------------

         Amount Previously Paid:    $150          Filing       Equity Resource
                                                  Party:       Lexington Fund LP

         Form of Registration No.: Schedule TO/T  Date Filed:  April 12, 2002
--------------------------------------------------------------------------------

================================================================================

                                 AMENDMENT NO. 1

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 12, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 2,000 units (the "Units") of limited partnership interests in Winthrop Partners 79 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at $375 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 12, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.


         Item 4--Terms of the Transaction


         Item 4 is hereby amended by the following:

                  "The purchase price for the Units has been increased to $410 per Unit, net to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 12, 2002, unless a limited partner was not entitled to receive that distribution."


         Item 7--Source and Amount of Funds or Other Consideration

                  Item 7 is hereby amended by the following:

                  "The total amount of funds necessary to purchase 2,000 Units, if tendered pursuant to the Offer has been increased to $820,000."


         Item 11--Additional Information

         Item 11 is hereby amended to add the following:

                  "The information set forth in the letter to limited partners of the Partnership attached hereto as Exhibit (a)(5) and the press release attached hereto as Exhibit (a)(6) is incorporated by reference herein."


         Item 12--Exhibits

                  Item 12 is hereby amended by adding the following exhibits, each of which is attached:


                  (a)(5) Letter, dated April 26, 2002, from the Purchaser to the limited partners of the Partnership

                  (a)(6)   Press Release dated April 26, 2002.


                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 26, 2002     Equity Resource Lexington Fund Limited Partnership,
                                      a Massachusetts limited partnership

                                      By:  /s/    Eggert Dagbjartsson
                                           -------------------------------------
                                                  Eggert Dagbjartsson
                                                  General Partner

                              Equity Resources Group, Inc.
                              A Massachusetts Corporation

                                      By:  /s/    Eggert Dagbjartsson
                                           -------------------------------------
                                                  Eggert Dagbjartsson
                                                  Executive Vice President

                                      Eggert Dagbjartsson

                                      By:  /s/    Eggert Dagbjartsson
                                           -------------------------------------
                                                  Eggert Dagbjartsson
                                                  Eggert Dagbjartsson

                                  EXHIBIT INDEX

Exhibit No.                         Description
-----------                         -----------

--------------------------------------------------------------------------------
(a)(1) -          Offer to Purchase, dated April 12, 2002*
--------------------------------------------------------------------------------
(a)(2) -          Transmittal letter, dated April 12, 2002*
--------------------------------------------------------------------------------
(a)(3) -          Agreement of Sale*
--------------------------------------------------------------------------------
(a)(4)            Summary Advertisement*
--------------------------------------------------------------------------------
(a)(5)--          Letter, dated April 26, 2002, from the Purchaser to the
                  limited partners of the Partnership
--------------------------------------------------------------------------------
(a)(6)--          Agreement of Sale, dated April 26, 2002, from the Purchaser to the limited partners of the Partnership
--------------------------------------------------------------------------------
(a)(7)--          Press release, dated April 26, 2002
--------------------------------------------------------------------------------
(b) -             Not applicable.
--------------------------------------------------------------------------------
(c) -             Not applicable.
--------------------------------------------------------------------------------
(d) -             Not applicable.
--------------------------------------------------------------------------------
(e) -             Not applicable.
--------------------------------------------------------------------------------
(f) -             Not applicable.
--------------------------------------------------------------------------------
(g)               Not applicable
--------------------------------------------------------------------------------
(h)               Not applicable.
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* Previously filed